UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
Commission File Number: 0-25544

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Miravant Medical Technologies
336 Bollay Drive, Santa Barbara, California 93117

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Miravant Medical Technologies as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, Miravant Medical Technologies as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
By: /s/ John M. Philpott
John M. Philpott
Chief Financial Officer

Dated: June 28, 2005

Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator
Miravant Medical Technologies
401(k)-Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Woodland Hills, California
June 17, 2005

Miravant Medical Technologies
401(k)-Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets:
Employer contribution receivable	$2,940	$15,070
Participant contribution receivable	650	—
Investments, at fair value:
Short-term investments	2,610	2,330
Miravant Medical Technologies common stock	149,850	150,560

Net assets available for benefits	$156,050	$167,960

See accompanying notes.

Miravant Medical Technologies
401(k)-Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2004	2003
Additions (deductions) to net assets attributed to:
Participant contributions	$22,130	$14,770
Employer matching contributions	22,130	15,070
Investment income (loss):
Interest income	20	10
Net realized and unrealized appreciation (depreciation) in fair value of common stock investments	(51,950)	44,260

Benefit payments to participants	(4,240)	(1,760)

Net increase (decrease)	(11,910)	72,350

Net assets available for benefits:
Beginning of the year	167,960	95,610

End of the year	$156,050	$167,960

See accompanying notes.

Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004

1.	Plan Description

The Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan (the “Plan”) was established to assist eligible employees of Miravant Medical Technologies (the “Company”) to acquire and accumulate shares of common stock of the Company through payroll deductions. The following plan description provides only summary information; reference should be made to the Plan document for more complete information.

Substantially all employees of the Company having at least three months of employment with the Company (as defined in the Plan document) are eligible to participate in the Plan. The Plan provides that participants may elect to contribute from 1% to 6% of their compensation up to the maximum limits permitted by the Internal Revenue Code (the “Code”). The Code also places limits on the total amount which can be added to any employee’s accounts for a given year which apply in aggregate to all retirement plans sponsored by the Company.

Under the provisions of the Plan, participant contributions are invested by the trustee in the Company’s common stock no later than the close of the third business day following the receipt of the participants’ contributions from the Company. Upon receipt of the participants’ contributions, but prior to the investment in the Company’s common stock, the funds are temporarily invested by the trustee in short-term investments or U.S. Treasury obligations.

Participants in the Plan become eligible for a discretionary Company matching contribution immediately upon enrolling in the Plan. All matching contributions are invested in the Company’s common stock and the matching contribution percentage for each plan year is determined by the Company’s Board of Directors prior to the start of the Plan year. The Company’s matching contributions are calculated on a quarterly basis, and periodically made to the Plan and may be in the form of cash, shares of the Company’s common stock, any other assets or any combination thereof. The employer’s matching contribution in the form of common stock is determined by using the closing market price on the last business day of each quarter. Matching cash contributions are invested by the trustee in the Company’s common stock within three business days of receipt of the cash contribution. For the years ended December 31, 2004 and 2003, the Board of Directors directed the Company to match 100% of the amounts contributed by the participants. The amounts contributed by the Company during 2004 and 2003 were made in the form of the Company’s Common Stock.

Participants become fully vested in the portion of the Company’s matching contributions allocated to their accounts if they are employed by the Company after a designated time period according to the following vesting schedule in which 1 year is equal to 1,000 hours of service:

Years of Service    Vested Percentage
Less than 2 years                   0%
Two years                      10%
Three years                    30%
Four years                      60%
Five or more years                100%

Additionally, participants become fully vested in the portion of the Company’s matching contributions allocated to their accounts if they are employed by the Company immediately prior to retirement (on or after the age of 59½), permanent disability or death.

If a participant leaves the Company prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Forfeitures are divided among the accounts of the remaining participants in accordance with specific conditions defined in the Plan. The Plan also contains a rehire and reinstatement provision, for which the terms and conditions are defined in the Plan. Forfeitures for the year ended December 31, 2004 were $138. There were no forfeitures for the year ended December 31, 2003.

Common stock, plus cash for any partial share credited to a participant’s account, will be generally distributed to the participant (or the participant’s designated beneficiary or estate) in full, within certain limitations and restrictions as provided in the Plan document, no later than 60 days after the end of the Plan year during which a participant becomes eligible for a distribution due to permanent disability, death, retirement or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon attaining age 59½ while still an employee or for emergencies at the discretion of the Plan Administrator, as provided in the Plan document.

The Plan’s assets, which consist principally of the Company’s common stock, are held in safekeeping for custodial purposes by an independent trustee. Contributions are managed by the trustee, which invests cash received and interest, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

The Company currently expects to continue the Plan indefinitely and to continue to make contributions under the Plan. However, there is no contractual commitment requiring the Company to continue to make these contributions to the Plan. The Company’s Board of Directors has the right to alter or terminate the Plan at any time and for any reason, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates and Assumptions

The preparations in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

Participant Contributions

Contributions are recorded when the Company makes payroll deductions from the Plan participants.

Participant Withdrawals

Participant withdrawals and payments made to terminated participants are recorded on the date distributions are made.

Stock Purchases

Stock purchases are made by the Plan’s trustee by the close of the third business day following receipt of the participant or cash matching contributions from the Company.

Investment Valuation

The Plan’s investments are stated at fair value. The closing market share price, which was $1.00 and $1.28 as of December 31, 2004 and 2003, respectively, were used to value shares of the Company’s Common Stock. The market share price of the Company's Common Stock was $0.57 as of June 17, 2005. See Note 7 for further details on the Company’s financial condition.

3.	Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 3, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

4.	Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan. Substantially all expenses associated with the establishment, operation and administration of the Plan are paid by the Company.

5.	Party-In-Interest Transactions

The Company and the trustee are parties-in-interest with respect to the Plan under the provisions of ERISA. The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 and for which no statutory or administrative exemption exists.

6.	Differences Between Financial Statements and Form 5500

There were no differences for the year ended December 31, 2004. For the year ended December 31, 2003, the Form 5500 did not reflect amounts contributed to the Plan by participants for the final pay period of each year as a result of timing of payroll. As such, the financial statements differ from total participant contributions as of and for the year ended December 31, 2003 by $2,746.

7.	Financial Condition of Plan Sponsor

The Plan Sponsor has suffered losses from operations and through December 31, 2004 had an accumulated deficit of $212.9 million and expects to continue to incur substantial, and possibly increasing, operating losses for the next few years due to continued spending on research and development programs, the costs associated with an additional confirmatory Phase III clinical trial related to the Company's New Drug Application, or NDA, for PHOTREX™ (formerly known as PhotoPoint® SnET2) for the treatment of wet age-related macular degeneration, or AMD, the funding of preclinical studies, clinical trials and regulatory activities and the costs of manufacturing and administrative activities. The Company also expects these operating losses to fluctuate relative to its ability to fund the research and development programs as well as the operating expenses of the Company.

The Company continues to monitor its spending in the research and development and the preclinical studies and clinical trials of its products. The cost of an additional confirmatory Phase III clinical trial and any other requirements the Company will need to complete to satisfy the conditions of the Approvable Letter from the U.S. Food and Drug Administration, or FDA, including amending the NDA and obtaining related requisite regulatory approval, commencing pre-commercialization activities prior to receiving regulatory approval, and successfully completing the development of the Company's cardiovascular program under its Guidant collaboration, will require substantial expenditures. If requisite regulatory approval is obtained, then substantial additional financing will be required for the manufacture, marketing and distribution of its product in order to achieve a level of revenues adequate to support the Company's cost structure. As a result of the Company's most recent financing completed in May 2005, pursuant to a Series B Convertible Preferred Stock Agreement, or the May 2005 Preferred Stock Agreement, and if the Company is able to continue to borrow under the Note and Warrant Purchase Agreement, or the March 2005 Debt Agreement, executive management believes that as long as payment of its outstanding debt is not accelerated, then the Company has the ability to conserve cash required for operations through December 31, 2006. If the funding from the March 2005 Debt Agreement and/or additional funding is not available when needed, the Company believes that depending on the amount borrowed under the March 2005 Debt Agreement, it may have cash required for operations through December 31, 2005 assuming the delay or reduction in scope of one or more of its research and development programs and adjusting, deferring or reducing salaries of employees and by reducing operating facilities and overhead expenditures. The Company believes it can raise additional funding, to support operations through corporate collaborations or partnerships, licensing of PHOTREX or new products and additional equity or debt financings, if necessary. There can be no assurance that it will be successful in obtaining additional financing or that financing will be available on favorable terms.

The Plan Sponsor’s ability to continue as a going concern directly effects its ability to make matching contributions to the Plan and directly affects the value of the Company’s Common Stock held by participants of the Plan. The market share price of the Company’s Common Stock was $0.57 as of June 17, 2005.

Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)*
December 31, 2004

Identity of Issue	Description of Asset	Cost	Current Value
Miravant Medical Technologies ** Common Stock	148,363 shares	$ 595,090	$ 149,850

Arrowhead Trust Incorporated**	Short-term investments	$ 2,610	$ 2,610

* Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year.

**  Party-In-Interest

Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
Schedule H, Line 4j - Schedule of Reportable Transactions*
Year Ended December 31, 2004

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net (Loss)
Miravant Medical Technologies**	Common Stock
		$23,021	$—	$23,021	$23,021	$—
		$—	$4,111	$6,761	$4,111	$(2,650)

Arrowhead Trust Incorporated**	Short-term investments
		$25,843	$—	$25,843	$25,843	$—
		$—	$25,566	$25,566	$25,566	$—

* Transactions in excess of five percent of the current value of the Plan’s assets as of January 1, 2004 as defined in Section 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

** Party-In-Interest

INDEX TO EXHIBITS

Exhibit Number	Description	Incorporating Reference (If Applicable)

23.1	Consent of Independent Registered Public Accounting Firm